Exhibit 99.1

JD.com Announces Fourth Quarter and Full Year 2023 Results, Annual Dividend

and Share Repurchase Program

Beijing, China — March 6, 2024 — JD.com, Inc. (NASDAQ: JD and HKEX: 9618 (HKD counter) and 89618 (RMB counter)), a leading supply chain-based technology and service provider, today announced its unaudited financial results for the three months and the full year ended December 31, 2023 and an annual cash dividend for the year ended December 31, 2023. The company also announced the adoption of a new share repurchase program under which the company may repurchase up to US$3.0 billion worth of its shares (including ADSs) over the next 36 months through March 2027.

Fourth Quarter and Full Year 2023 Highlights

•

Net revenues for the fourth quarter of 2023 were RMB306.1 billion (US$[1]43.1 billion), an increase of 3.6% from the fourth quarter of 2022. Net revenues for the full year of 2023 were RMB1,084.7 billion (US$152.8 billion), an increase of 3.7% from the full year of 2022.

•

Income from operations for the fourth quarter of 2023 was RMB2.0 billion (US$0.3 billion), compared to RMB4.8 billion for the same period last year. Non-GAAP[2] income from operations was RMB7.8 billion (US$1.1 billion) for the fourth quarter of 2023, as compared to RMB7.3 billion for the fourth quarter of 2022. Operating margin of JD Retail before unallocated items for the fourth quarter of 2023 was 2.6%, compared to 3.0% the fourth quarter of 2022. Income from operations for the full year of 2023 was RMB26.0 billion (US$3.7 billion), compared to RMB19.7 billion for the full year of 2022. Non-GAAP income from operations for the full year of 2023 was RMB35.4 billion (US$5.0 billion), compared to RMB27.6 billion for the full year of 2022. Operating margin of JD Retail before unallocated items for the full year of 2023 was 3.8%, compared to 3.7% for the full year of 2022.

•

Net income attributable to the company’s ordinary shareholders for the fourth quarter of 2023 was RMB3.4 billion (US$0.5 billion), compared to RMB3.0 billion for the same period last year. Non-GAAP net income attributable to the company’s ordinary shareholders for the fourth quarter of 2023 was RMB8.4 billion (US$1.2 billion), compared to RMB7.7 billion for the same period last year. Net income attributable to the company’s ordinary shareholders for the full year of 2023 was RMB24.2 billion (US$3.4 billion), compared to RMB10.4 billion for the full year of 2022. Non-GAAP net income attributable to the company’s ordinary shareholders for the full year of 2023 was RMB35.2 billion (US$5.0 billion), compared to RMB28.2 billion for the full year of 2022.

•

Diluted net income per ADS for the fourth quarter of 2023 was RMB2.13 (US$0.30), compared to RMB1.91 for the fourth quarter of 2022. Non-GAAP diluted net income per ADS for the fourth quarter of 2023 was RMB5.30 (US$0.75), compared to RMB4.81 for the same period last year. Diluted net income per ADS for the full year of 2023 was RMB15.23 (US$2.14), compared to RMB6.42 for the full year of 2022. Non-GAAP diluted net income per ADS for the full year of 2023 was RMB22.17 (US$3.12), compared to RMB17.73 for the full year of 2022.

[1]

The U.S. dollar (US$) amounts disclosed in this announcement, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this announcement is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 29, 2023, which was RMB7.0999 to US$1.00. The percentages stated in this announcement are calculated based on the RMB amounts.

[2]	See the sections entitled “Non-GAAP Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this announcement.

•

Operating cash flow for the full year of 2023 was RMB59.5 billion (US$8.4 billion), compared to RMB57.8 billion for the full year of 2022. Free cash flow, which excludes the impact from JD Baitiao receivables included in the operating cash flow, for the full year of 2023 was RMB40.7 billion (US$5.7 billion), compared to RMB35.6 billion for the full year of 2022.

“We were pleased to finish 2023 on a strong note, with upticks in both revenues and profitability for the fourth quarter,” said Sandy Xu, Chief Executive Officer of JD.com. “JD’s proactive actions have begun to produce results as our decisive focus on user experience, price competitiveness and platform ecosystem drives deeper and more frequent user engagement and healthier user growth momentum. With the two priorities of user experience improvement and market share expansion, we look forward to creating more value for our users, business partners and shareholders in 2024.”

“JD delivered solid financial results for the fourth quarter and the full year of 2023, as our efforts to provide the utmost in selection, speed, quality and value resonated well with users,” said Ian Su Shan, Chief Financial Officer of JD.com. “Our core home appliance and electronics categories continued to outperform the industry, and general merchandise category returned to a growth trajectory in the quarter. Reflecting our strong profitability and balance sheet, we remain committed to returning value to shareholders in the form of an annual cash dividend, as well as through our share repurchase program.”

Dividend Payment

The company announced that its board of directors (the “Board”) approved an annual cash dividend for the year ended December 31, 2023 of US$0.38 per ordinary share, or US$0.76 per ADS, to holders of ordinary shares and holders of ADSs, respectively, as of the close of business on April 5, 2024 Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The aggregate amount of the dividend will be approximately US$1.2 billion. The payment date is expected to be on or around April 23, 2024 and on or around April 29, 2024 for holders of ordinary shares and holders of ADSs, respectively.

Share Repurchase Program

The company approved the existing share repurchase program (the “Existing Share Repurchase Program”) in March 2020 with repurchase authorization of US$2.0 billion and extended and upsized it to US$3.0 billion in December 2021. Pursuant to the Existing Share Repurchase Program, the company has repurchased a total of 55.5 million Class A ordinary shares (equivalent to 27.8 million ADSs) for a total of approximately US$1.5 billion as of December 31, 2023, including the repurchase of 15.0 million Class A ordinary shares (equivalent of 7.5 million ADSs) for a total of approximately US$203.1 million during the three months ended December 31, 2023, and 22.7 million Class A ordinary shares (equivalent of 11.3 million ADSs) for a total of approximately US$356.2 million in the full year of 2023.

The company’s Board has approved a new share repurchase program (the “New Share Repurchase Program”), effective upon the expiry of the company’s Existing Share Repurchase Program on March 17, 2024. Pursuant to the New Share Repurchase Program, the company may repurchase up to US$3.0 billion worth of its shares (including ADSs) over the next 36 months through March 2027.

The company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The company’s Board will review the share repurchase program periodically, and may authorize adjustment of its terms and size.

Business Highlights

•

JD Retail: During the 2023 JD Singles Day Grand Promotion, the company achieved new records in transaction value, order volume and number of users. Its “JD Procurement and Sales Manager Livestreaming” initiative, which waives booth and commission fees for brands and merchants with a focus on offering unparalleled value to consumers, attracted over 380 million viewers across China. In addition, JD.com launched a series of low-price initiatives such as “9.9-yuan items with free shipping”, “10-billion-yuan discount” and “flash-sales” programs, driving incremental sales for brands and merchants.

•

JD Health: In the fourth quarter, JD Health took comprehensive steps to further improve its on-demand retail services. It strengthened omni-channel offerings by launching a number of self-operated community pharmacies in Beijing equipped with “24-hour medicine pick-up windows” and in-store delivery staff. JD Health is dedicated to providing efficient and convenient on-demand shopping and delivery services to users, while completing the community’s “15-minute life circle” with professional healthcare services.

•

JD Logistics: In the fourth quarter, JD Logistics provided integrated supply chain solutions for more Chinese brands going overseas and global customers. For example, JD Logistics supported a leading Chinese technology company to carry out effective inventory allocation in Europe and achieve rapid delivery in core European countries and regions. In addition, thanks to its warehouse automation equipment and extensive operational experience, JD Logistics helped a popular drinkware brand in the US to boost fulfillment efficiency during Black Friday.

Environment, Social and Governance

•

In the fourth quarter, JD.com announced that it has joined the United Nations Global Compact’s new sustainability initiative “Forward Faster”. JD.com will take the lead in making a commitment to “Gender Equality”, one of the five action areas the initiative calls on, and will consistently promote sustainable development and corporate social responsibility, contributing to the achievement of the Sustainable Development Goals.

•

In December, JD.com provided prompt support to the earthquake relief in Jishishan County, Gansu Province. The company promptly allocated essential supplies including drinking water, food and warm clothing from its multiple nearby warehouses and delivered to the affected areas expeditiously by dedicated personnel and vehicles.

•

Driven by JD.com’s unwavering commitment and unremitting efforts to creating more jobs and making contribution to the society, the company’s total expenditure for human resources, including both its own employees and external personnel who work for the company, amounted to RMB28.3 billion and RMB104.7 billion for the three months and the full year ended December 31, 2023, respectively.

Fourth quarter 2023 Financial Results

Net Revenues. For the fourth quarter of 2023, JD.com reported net revenues of RMB306.1 billion (US$43.1 billion), representing a 3.6% increase from the same period of 2022. Net product revenues increased by 3.7%, while net service revenues increased by 3.0% for the fourth quarter of 2023, as compared to the same period of 2022.

Cost of Revenues. Cost of revenues increased by 3.4% to RMB262.6 billion (US$37.0 billion) for the fourth quarter of 2023 from RMB253.9 billion for the fourth quarter of 2022.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 2.5% to RMB17.3 billion (US$2.4 billion) for the fourth quarter of 2023 from RMB16.9 billion for the fourth quarter of 2022. Fulfillment expenses as a percentage of net revenues was 5.6% for the fourth quarter of 2023, compared to 5.7% for the same period last year.

Marketing Expenses. Marketing expenses increased by 9.4% to RMB13.1 billion (US$1.8 billion) for the fourth quarter of 2023 from RMB12.0 billion for the fourth quarter of 2022, marketing expenses as a percentage of net revenues was 4.3% for the fourth quarter of 2023, compared to 4.1% for the same period last year. The increase was mainly due to the increased spending in promotion activities.

Research and Development Expenses. Research and development expenses decreased by 0.6% to RMB4.3 billion (US$0.6 billion) for the fourth quarter of 2023 from RMB4.4 billion for the fourth quarter of 2022. Research and development expenses as a percentage of net revenues was 1.4% for the fourth quarter of 2023, compared to 1.5% for the same period last year.

General and Administrative Expenses. General and administrative expenses decreased by 34.8% to RMB2.4 billion (US$0.3 billion) for the fourth quarter of 2023 from RMB3.6 billion for the fourth quarter of 2022, primarily due to the decrease in share-based compensation expenses. General and administrative expenses as a percentage of net revenues was 0.8% for the fourth quarter of 2023, compared to 1.2% for the same period last year.

Income from Operations and Non-GAAP Income from Operations. Income from operations for the fourth quarter of 2023 decreased by 58.1% to RMB2.0 billion (US$0.3 billion) from RMB4.8 billion for the same period last year, primarily due to the non-cash impairment of goodwill and long-lived assets in relation to Dada of RMB4.0 billion and non-cash impairment of long-lived assets in relation to JD Property of RMB1.1 billion. Operating margin for the fourth quarter of 2023 was 0.7%, compared to 1.6% for the fourth quarter of 2022. Non-GAAP income from operations increased by 7.5% to RMB7.8 billion (US$1.1 billion) for the fourth quarter of 2023 from RMB7.3 billion for the fourth quarter of 2022. Non-GAAP operating margin for the fourth quarter of 2023 was 2.5%, maintained the same level as the fourth quarter of 2022. Operating margin of JD Retail before unallocated items for the fourth quarter of 2023 was 2.6%, compared to 3.0% for the fourth quarter of 2022.

Non-GAAP EBITDA. Non-GAAP EBITDA increased by 8.6% to RMB9.7 billion (US$1.4 billion) for the fourth quarter of 2023 from RMB8.9 billion for the fourth quarter of 2022. Non-GAAP EBITDA margin for the fourth quarter of 2023 was 3.2%, compared to 3.0% for the fourth quarter of 2022.

Others, net. Other non-operating income was RMB1.7 billion (US$0.2 billion) for the fourth quarter of 2023, as compared to a loss of RMB0.4 billion for the fourth quarter of 2022, primarily due to increase in interest income and decrease in loss in relation to equity investments.

Net Income Attributable to the Company’s Ordinary Shareholders and Non-GAAP Net Income Attributable to the Company’s Ordinary Shareholders. Net income attributable to the company’s ordinary shareholders for the fourth quarter of 2023 increased by 11.8% to RMB3.4 billion (US$0.5 billion) from RMB3.0 billion for the same period last year. Net margin attributable to the company’s ordinary shareholders for the fourth quarter of 2023 was 1.1%, compared to 1.0% for the fourth quarter of 2022. Non-GAAP net income attributable to the company’s ordinary shareholders for the fourth quarter of 2023 increased by 9.9% to RMB8.4 billion (US$1.2 billion) from RMB7.7 billion for the same period last year. Non-GAAP net margin attributable to the company’s ordinary shareholders for the fourth quarter of 2023 was 2.7%, compared to 2.6% for the fourth quarter of 2022.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS for the fourth quarter of 2023 increased by 11.8% to RMB2.13 (US$0.30) from RMB1.91 for the fourth quarter of 2022. Non-GAAP diluted net income per ADS for the fourth quarter of 2023 increased by 10.2% to RMB5.30 (US$0.75) from RMB4.81 for the fourth quarter of 2022.

Cash Flow and Working Capital

As of December 31, 2023, the company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB197.7 billion (US$27.8 billion), compared to RMB226.2 billion as of December 31, 2022. For the fourth quarter of 2023, free cash flow of the company was as follows:

	For the three months ended
	December 31, 2022	December 31, 2023	December 31 , 2023
	RMB	RMB	US$
	(In millions)
Net cash provided by operating activities	18,486	19,613	2,762
Add: Impact from JD Baitiao receivables included in the operating cash flow	1,194	251	35
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(6,097)	(4,596)	(647)
Other capital expenditures*	(1,539)	(1,969)	(277)

Free cash flow	12,044	13,299	1,873

*	Including capital expenditures related to the company’s headquarters in Beijing and all other CAPEX.

Net cash used in investing activities was RMB63.1 billion (US$8.9 billion) for the fourth quarter of 2023, consisting primarily of increase in long-term time deposits and wealth management products, and cash paid for capital expenditures.

Net cash used in financing activities was RMB0.7 billion (US$0.1 billion) for the fourth quarter of 2023, consisting primarily of cash paid for repurchase of ordinary shares, partially offset by the net proceeds from bank loans.

Full Year 2023 Financial Results

Net Revenues. For the full year of 2023, JD.com reported net revenues of RMB1,084.7 billion (US$152.8 billion), representing a 3.7% increase from the full year of 2022. Net product revenues increased by 0.7%, while net service revenues increased by 17.8% for the full year of 2023, as compared to the full year of 2022.

Cost of Revenues. Cost of revenues increased by 2.9% to RMB925.0 billion (US$130.3 billion) for the full year of 2023 from RMB899.2 billion for the full year of 2022.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 2.5% to RMB64.6 billion (US$9.1 billion) for the full year of 2023 from RMB63.0 billion for the full year of 2022. Fulfillment expenses as a percentage of net revenues was 6.0% for the full year of 2023, maintained the same level as the full year of 2022.

Marketing Expenses. Marketing expenses increased by 6.3% to RMB40.1 billion (US$5.7 billion) for the full year of 2023 from RMB37.8 billion for the full year of 2022. Marketing expenses as a percentage of net revenues was 3.7% for the full year of 2023, compared to 3.6% for the full year of 2022.

Research and Development Expenses. Research and development expenses decreased by 3.0% to RMB16.4 billion (US$2.3 billion) for the full year of 2023 from RMB16.9 billion for the full year of 2022. Research and development expenses as a percentage of net revenues was 1.5% for the full year of 2023, compared to 1.6% for the full year of 2022.

General and Administrative Expenses. General and administrative expenses decreased by 12.2% to RMB9.7 billion (US$1.4 billion) for the full year of 2023 from RMB11.1 billion for the full year of 2022, primarily due to the decrease in share-based compensation expenses. General and administrative expenses as a percentage of net revenues was 0.9% for the full year of 2023, compared to 1.1% for the full year of 2022.

Income from Operations and Non-GAAP Income from Operations. Income from operations for the full year of 2023 increased by 32.0% to RMB26.0 billion (US$3.7 billion) from RMB19.7 billion for the full year of 2022. Operating margin for the full year of 2023 was 2.4%, compared to 1.9% for the full year of 2022. Non-GAAP income from operations for the full year of 2023 increased by 28.5% to RMB35.4 billion (US$5.0 billion) from RMB27.6 billion for the full year of 2022. Non-GAAP operating margin for the full year of 2023 was 3.3%, compared to 2.6% for the full year of 2022. Operating margin of JD Retail before unallocated items for the full year of 2023 was 3.8%, compared to 3.7% for the full year of 2022.

Non-GAAP EBITDA. Non-GAAP EBITDA for the full year of 2023 increased by 26.3% to RMB42.5 billion (US$6.0 billion) from RMB33.6 billion for the full year of 2022. Non-GAAP EBITDA margin for the full year of 2023 was 3.9%, compared to 3.2% for the full year of 2022.

Share of Results of Equity Investees. Share of results of equity investees was an income of RMB1.0 billion (US$0.1 billion) for the full year of 2023, as compared to a loss of RMB2.2 billion for the full year of 2022, primarily due to the increase in share of profit and the decrease in impairment of equity method investees.

Others, net. Other non-operating income was RMB7.5 billion (US$1.1 billion) for the full year of 2023, as compared to a loss of RMB1.6 billion for the full year of 2022, primarily due to increase in interest income and decrease in loss in relation to equity investments.

Net Income Attributable to the Company’s Ordinary Shareholders and Non-GAAP Net Income Attributable to the Company’s Ordinary Shareholders. Net income attributable to the company’s ordinary shareholders for the full year of 2023 increased by 132.8% to RMB24.2 billion (US$3.4 billion) from RMB10.4 billion for the full year of 2022. Net margin attributable to the company’s ordinary shareholders for the full year of 2023 was 2.2%, compared to 1.0% for the full year of 2022. Non-GAAP net income attributable to the company’s ordinary shareholders for the full year of 2023 increased by 24.7% to RMB35.2 billion (US$5.0 billion) from RMB28.2 billion for the full year of 2022. Non-GAAP net margin attributable to the company’s ordinary shareholders for the full year of 2023 was 3.2%, compared to 2.7% for full year of 2022.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS for the full year of 2023 increased by 137.2% to RMB15.23 (US$2.14) from RMB6.42 for the full year of 2022. Non-GAAP diluted net income per ADS for the full year of 2023 increased by 25.1% to RMB22.17 (US$3.12) from RMB17.73 for the full year of 2022.

Cash Flow and Working Capital

For the full year of 2023, free cash flow of the company was as follows:

	For the year ended
	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$
	(In millions)
Net cash provided by operating activities	57,819	59,521	8,383
Less: Impact from JD Baitiao receivables included in the operating cash flow	(244)	(492)	(69)
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(17,504)	(12,117)	(1,707)
Other capital expenditures*	(4,476)	(6,261)	(881)

Free cash flow	35,595	40,651	5,726

*	Including capital expenditures related to the company’s headquarters in Beijing and all other CAPEX.

Net cash used in investing activities was RMB59.5 billion (US$8.4 billion) for the full year of 2023, consisting primarily of increase in time deposits and wealth management products, and cash paid for capital expenditures.

Net cash used in financing activities was RMB5.8 billion (US$0.8 billion) for the full year of 2023, consisting primarily of cash paid for dividends and repurchase of ordinary shares, partially offset by the net proceeds from bank loans.

Supplemental Information

The company reports four segments, JD Retail, JD Logistics, Dada and New businesses. JD Retail, including JD Health and JD Industrials, among other components, mainly engage in online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. Dada is a local on-demand delivery and retail platform in China. New businesses mainly include JD Property, Jingxi and overseas businesses.

On March 5, 2024, Dada announced the results of the independent review led by the audit committee of its board of directors, with the assistance of independent professional advisers, regarding certain suspicious practices that were identified during its routine internal audit which were previously disclosed on January 8, 2024. Based on the findings of the independent review, certain revenues and associated costs were overstated in Dada’s past financial statements. Please refer to Dada’s current report on Form 6-K titled “Dada Announces Findings of Independent Review” (the “Dada Announcement”) for more details.

For the fourth quarter of 2023, the company aggregated the results of Dada and New Businesses, which were two separate reporting segments previously, under “Others” for the purpose of this press release. The company reversed Dada’s overstated net revenues of approximately RMB499 million and associated costs in the first three quarters of 2023 as described in the Dada Announcement from the results of “Others” in the fourth quarter of 2023. The company’s preliminary unaudited financial results for the full year of 2023 may differ from the audited financial results, which remain subject to the completion of the annual audit of the company’s and Dada’s financial results.

The table below sets forth the segment operating results, with prior period segment information retrospectively revised to conform to current period presentation:

	For the three months ended			For the year ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$	RMB	RMB	US$
	(In millions, except percentage data)
Net revenues:
JD Retail	258,925	267,646	37,697	929,929	945,343	133,149
JD Logistics	43,008	47,201	6,648	137,402	166,625	23,469
Others	7,442	6,781	955	29,809	26,617	3,749
Inter-segment eliminations*	(13,929)	(15,551)	(2,190)	(50,904)	(53,923)	(7,596)

Total consolidated net revenues	295,446	306,077	43,110	1,046,236	1,084,662	152,771

Operating income/(loss):
JD Retail	7,862	6,937	978	34,852	35,925	5,060
JD Logistics	900	1,330	187	528	1,005	142
Others	(1,360)	(795)	(112)	(6,417)	(329)	(47)
Including: gain on sale of development properties	150	802	113	1,379	2,283	322
Impairment of long-lived assets	—	(1,123)	(158)	—	(1,123)	(158)

Total segment operating income	7,402	7,472	1,053	28,963	36,601	5,155
Unallocated items**	(2,574)	(5,447)	(768)	(9,240)	(10,576)	(1,490)

Total consolidated operating income	4,828	2,025	285	19,723	26,025	3,665

Operating margin:
JD Retail	3.0%	2.6%	2.6%	3.7%	3.8%	3.8%
JD Logistics	2.1%	2.8%	2.8%	0.4%	0.6%	0.6%
Others	(18.3)%	(11.7)%	(11.7)%	(21.5)%	(1.2)%	(1.2)%

*

The inter-segment eliminations mainly consist of revenues from supply chain solutions and logistics services provided by JD Logistics to JD Retail, on-demand delivery and retail services provided by Dada to JD Retail and JD Logistics, and property leasing services provided by JD Property to JD Logistics.

**

Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, and impairment of goodwill and intangible assets, which are not allocated to segments.

The tables below set forth the revenue information:

	For the three months ended
	December 31, 2022	December 31, 2023	December 31, 2023	YoY% change
	RMB	RMB	US$
	(In millions, except percentage data)
Electronics and home appliances revenues	141,675	150,353	21,177	6.1%
General merchandise revenues	95,924	96,148	13,542	0.2%

Net product revenues	237,599	246,501	34,719	3.7%
Marketplace and marketing revenues	24,598	23,626	3,328	(4.0)%
Logistics and other service revenues	33,249	35,950	5,063	8.1%

Net service revenues	57,847	59,576	8,391	3.0%
Total net revenues	295,446	306,077	43,110	3.6%

	For the year ended
	December 31, 2022	December 31, 2023	December 31, 2023	YoY% change
	RMB	RMB	US$
	(In millions, except percentage data)
Electronics and home appliances revenues	515,945	538,799	75,888	4.4%
General merchandise revenues	349,117	332,425	46,821	(4.8)%

Net product revenues	865,062	871,224	122,709	0.7%
Marketplace and marketing revenues	81,970	84,726	11,933	3.4%
Logistics and other service revenues	99,204	128,712	18,129	29.7%

Net service revenues	181,174	213,438	30,062	17.8%
Total net revenues	1,046,236	1,084,662	152,771	3.7%

Conference Call

JD.com’s management will hold a conference call at 7:00 am, Eastern Time on March 6, 2024, (8:00 pm, Beijing/Hong Kong Time on March 6, 2024) to discuss its financial results for the three months and the full year ended December 31, 2023.

Please register in advance of the conference using the link provided below and dial in 15 minutes prior to the call, using participant dial-in numbers, the Passcode and unique access PIN which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10037176-hg876t.html

CONFERENCE ID: 10037176

A telephone replay will be available for one week until March 13, 2024. The dial-in details are as follows:

US:	+1-855-883-1031

International:	+61-7-3107-6325

Hong Kong:	800-930-639

Mainland China:	400-120-9216

Passcode:	10037176

Additionally, a live and archived webcast of the conference call will also be available on the JD.com’s investor relations website at http://ir.jd.com.

About JD.com

JD.com is a leading supply chain-based technology and service provider. The company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to the company’s ordinary shareholders, non-GAAP net margin attributable to the company’s ordinary shareholders, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per share and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, gain on sale of development properties and impairment of goodwill and long-lived assets. The company defines non-GAAP net income/(loss) attributable to the company’s ordinary shareholders as net income/(loss) attributable to the company’s ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements and non-compete agreements, gain/(loss) on disposals/deemed disposals of investments and others, reconciling items on the share of equity method investments, loss/(gain) from fair value change of long-term investments, impairment of goodwill, long-lived assets and investments, gain in relation to sale of development properties and tax effects on non-GAAP adjustments. The company defines free cash flow as operating cash flow adjusting the impact from JD Baitiao receivables included in the operating cash flow and capital expenditures, net of the proceeds from sale of development properties. Capital expenditures include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets and land use rights. The company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions. Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to the company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to the company’s ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to the company’s ordinary shareholders and non-GAAP EBITDA reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from JD Baitiao receivables included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the company’s current operating performance and future prospects in the same manner as management does, if they so choose. The company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The company’s non-GAAP financial measures do not reflect all items of income and expense that affect the company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Sean Zhang

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; laws, regulations and governmental policies relating to the industries in which JD.com or its business partners operate; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which JD.com or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; risks associated with JD.com’s acquisitions, investments and alliances, including fluctuation in the market value of JD.com’s investment portfolio; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc. Unaudited Condensed Consolidated Balance Sheets (In millions, except otherwise noted)
	As of
	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	78,861	71,892	10,126
Restricted cash	6,254	7,506	1,057
Short-term investments	141,095	118,254	16,656
Accounts receivable, net (including JD Baitiao of RMB3.1 billion and RMB2.3 billion as of December 31, 2022 and 2023, respectively)(1)	20,576	20,302	2,859
Advance to suppliers	3,838	2,753	388
Inventories, net	77,949	68,058	9,586
Prepayments and other current assets	15,156	15,639	2,202
Amount due from related parties	6,142	2,114	298
Assets held for sale	1,203	1,292	182

Total current assets	351,074	307,810	43,354
Non-current assets
Property, equipment and software, net	55,080	70,035	9,864
Construction in progress	11,161	9,920	1,397
Intangible assets, net	9,139	6,935	977
Land use rights, net	33,848	39,563	5,572
Operating lease right-of-use assets	22,267	20,863	2,938
Goodwill	23,123	19,979	2,814
Investment in equity investees	57,641	56,746	7,993
Marketable securities and other investments	14,360	80,840	11,386
Deferred tax assets	1,536	1,744	246
Other non-current assets	16,021	14,523	2,045

Total non-current assets	244,176	321,148	45,232

Total assets	595,250	628,958	88,586

JD.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term debts	12,146	5,034	709
Accounts payable	160,607	166,167	23,404
Advance from customers	33,713	31,625	4,454
Deferred revenues	3,351	2,097	295
Taxes payable	5,926	7,313	1,030
Amount due to related parties	488	1,620	228
Accrued expenses and other current liabilities	42,570	43,533	6,132
Operating lease liabilities	7,688	7,755	1,092
Liabilities held for sale	72	506	71

Total current liabilities	266,561	265,650	37,415
Non-current liabilities
Deferred revenues	1,107	964	136
Unsecured senior notes	10,224	10,411	1,466
Deferred tax liabilities	6,511	9,267	1,305
Long-term borrowings	20,009	31,555	4,444
Operating lease liabilities	14,978	13,676	1,926
Other non-current liabilities	1,737	1,055	150

Total non-current liabilities	54,566	66,928	9,427

Total liabilities	321,127	332,578	46,842
MEZZANINE EQUITY	590	614	86

SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000 million shares authorized, 3,183 million shares issued and 3,138 million shares outstanding as of December 31, 2023)	213,366	231,858	32,657
Non-controlling interests	60,167	63,908	9,001

Total shareholders’ equity	273,533	295,766	41,658

Total liabilities, mezzanine equity and shareholders’ equity	595,250	628,958	88,586

(1)

JD Technology performs credit risk assessment services for JD Baitiao business and absorbs the credit risk of the underlying Baitiao receivables. Facilitated by JD Technology, the company periodically securitizes Baitiao receivables through the transfer of those assets to securitization plans and derecognizes the related Baitiao receivables through sales type arrangements.

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Operations

(In millions, except per share data)

	For the three months ended			For the year ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	237,599	246,501	34,719	865,062	871,224	122,709
Net service revenues	57,847	59,576	8,391	181,174	213,438	30,062

Total net revenues	295,446	306,077	43,110	1,046,236	1,084,662	152,771

Cost of revenues	(253,909)	(262,575)	(36,983)	(899,163)	(924,958)	(130,277)
Fulfillment	(16,863)	(17,283)	(2,434)	(63,011)	(64,558)	(9,093)
Marketing	(11,985)	(13,110)	(1,847)	(37,772)	(40,133)	(5,653)
Research and development	(4,366)	(4,341)	(611)	(16,893)	(16,393)	(2,309)
General and administrative	(3,645)	(2,377)	(335)	(11,053)	(9,710)	(1,368)
Impairment of goodwill	—	(3,143)	(443)	—	(3,143)	(443)
Impairment of long-lived assets	—	(2,025)	(285)	—	(2,025)	(285)
Gain on sale of development properties	150	802	113	1,379	2,283	322

Income from operations(2)(3)	4,828	2,025	285	19,723	26,025	3,665

Other income/(expenses)
Share of results of equity investees	113	497	70	(2,195)	1,010	142
Interest expense	(698)	(927)	(131)	(2,106)	(2,881)	(406)
Others, net(4)	(427)	1,711	241	(1,555)	7,496	1,056

Income before tax	3,816	3,306	465	13,867	31,650	4,457
Income tax expenses	(595)	(1,394)	(196)	(4,176)	(8,393)	(1,182)

Net income	3,221	1,912	269	9,691	23,257	3,275

Net income/(loss) attributable to non-controlling interests shareholders	189	(1,477)	(208)	(697)	(910)	(128)
Net income attributable to mezzanine equity classified as non-controlling interests shareholders	—	—	—	8	—	—

Net income attributable to the company’s ordinary shareholders	3,032	3,389	477	10,380	24,167	3,403

Net income per share:
Basic	0.97	1.08	0.15	3.32	7.69	1.08
Diluted	0.95	1.07	0.15	3.21	7.61	1.07
Net income per ADS:
Basic	1.93	2.15	0.30	6.64	15.37	2.17
Diluted	1.91	2.13	0.30	6.42	15.23	2.14

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Operations

(In millions, except per share data)

	For the three months ended			For the year ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$	RMB	RMB	US$
(2) Includes share-based compensation expenses as follows:
Cost of revenues	(43)	(34)	(5)	(143)	(133)	(19)
Fulfillment	(246)	(127)	(18)	(930)	(697)	(98)
Marketing	(159)	(96)	(14)	(631)	(426)	(60)
Research and development	(401)	(169)	(24)	(1,557)	(859)	(121)
General and administrative	(1,287)	(554)	(77)	(4,287)	(2,689)	(379)

Total	(2,136)	(980)	(138)	(7,548)	(4,804)	(677)

(3) Includes amortization of business cooperation arrangement and intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(105)	(103)	(15)	(392)	(414)	(58)
Marketing	(211)	(221)	(31)	(868)	(880)	(124)
Research and development	(90)	(66)	(9)	(271)	(305)	(43)
General and administrative	(32)	(32)	(5)	(161)	(128)	(18)

Total	(438)	(422)	(60)	(1,692)	(1,727)	(243)

(4)

Others, net are other non-operating income/(loss), primarily consist of gains/(losses) from fair value change of long-term investments, gains/(losses) from business and investment disposals, impairment of investments, government incentives, foreign exchange gains/(losses), interest income and gains/(losses) from fair value change of short-term investments.

JD.com, Inc.

Unaudited Non-GAAP Net Income Per Share and Per ADS

(In millions, except per share data)

	For the three months ended			For the year ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$	RMB	RMB	US$
Non-GAAP net income attributable to the company’s ordinary shareholders	7,659	8,415	1,185	28,220	35,200	4,958
Weighted average number of shares:
Basic	3,136	3,147	3,147	3,126	3,144	3,144
Diluted	3,178	3,166	3,166	3,181	3,171	3,171
Non-GAAP net income per share:
Basic	2.44	2.67	0.38	9.03	11.20	1.58
Diluted	2.41	2.65	0.37	8.86	11.08	1.56
Non-GAAP net income per ADS:
Basic	4.88	5.35	0.75	18.06	22.39	3.15
Diluted	4.81	5.30	0.75	17.73	22.17	3.12

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows and Free Cash Flow

(In millions)

	For the three months ended			For the year ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	18,486	19,613	2,762	57,819	59,521	8,383
Net cash used in investing activities	(17,908)	(63,072)	(8,884)	(54,026)	(59,543)	(8,386)
Net cash (used in) / provided by financing activities	(4,235)	(745)	(105)	1,180	(5,808)	(818)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(976)	(213)	(29)	3,490	125	17

Net (decrease)/increase in cash, cash equivalents and restricted cash	(4,633)	(44,417)	(6,256)	8,463	(5,705)	(804)
Cash, cash equivalents and restricted cash at beginning of period, including cash and cash equivalents classified within assets held for sale	89,789	123,868	17,446	76,693	85,156	11,994
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at beginning of period	—	—	—	—	(41)	(6)
Cash, cash equivalents, and restricted cash at beginning of period	89,789	123,868	17,446	76,693	85,115	11,988

Cash, cash equivalents, and restricted cash at end of period, including cash and cash equivalents classified within assets held for sale	85,156	79,451	11,190	85,156	79,451	11,190
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at end of period	(41)	(53)	(7)	(41)	(53)	(7)
Cash, cash equivalents and restricted cash at end of period	85,115	79,398	11,183	85,115	79,398	11,183

Net cash provided by operating activities	18,486	19,613	2,762	57,819	59,521	8,383
Add/(Less): Impact from JD Baitiao receivables included in the operating cash flow	1,194	251	35	(244)	(492)	(69)
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(6,097)	(4,596)	(647)	(17,504)	(12,117)	(1,707)
Other capital expenditures	(1,539)	(1,969)	(277)	(4,476)	(6,261)	(881)

Free cash flow	12,044	13,299	1,873	35,595	40,651	5,726

JD.com, Inc.

Supplemental Financial Information and Business Metrics

(In RMB billions, except turnover days data)

	Q4 2022	Q1 2023	Q2 2023	Q3 2023	Q4 2023
Cash flow and turnover days
Operating cash flow – trailing twelve months (“TTM”)	57.8	39.7	52.5	58.4	59.5
Free cash flow – TTM	35.6	19.0	33.5	39.4	40.7
Inventory turnover days(5) – TTM	33.2	32.4	31.7	30.8	30.3
Accounts payable turnover days(6) – TTM	52.5	51.3	52.8	52.6	53.2
Accounts receivable turnover days(7) – TTM	4.5	4.8	5.0	5.4	5.6

(5)

TTM inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(6)

TTM accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(7)

TTM accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the period, to total net revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from JD Baitiao.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except percentage data)

	For the three months ended			For the year ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	4,828	2,025	285	19,723	26,025	3,665
Add: Share-based compensation	2,136	980	138	7,548	4,804	677
Add: Amortization of intangible assets resulting from assets and business acquisitions	338	309	44	1,217	1,281	180
Add: Effects of business cooperation arrangements	100	113	16	475	446	63
Reversal of: Gain on sale of development properties	(150)	(802)	(113)	(1,379)	(2,283)	(322)
Add: Impairment of goodwill and long-lived assets	—	5,168	728	—	5,168	728

Non-GAAP income from operations	7,252	7,793	1,098	27,584	35,441	4,991

Add: Depreciation and other amortization	1,646	1,868	263	6,018	7,011	988

Non-GAAP EBITDA	8,898	9,661	1,361	33,602	42,452	5,979

Total net revenues	295,446	306,077	43,110	1,046,236	1,084,662	152,771
Non-GAAP operating margin	2.5%	2.5%	2.5%	2.6%	3.3%	3.3%

Non-GAAP EBITDA margin	3.0%	3.2%	3.2%	3.2%	3.9%	3.9%

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except percentage data)

	For the three months ended			For the year ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to the company’s ordinary shareholders	3,032	3,389	477	10,380	24,167	3,403
Add: Share-based compensation	1,813	744	105	6,388	3,817	538
Add: Amortization of intangible assets resulting from assets and business acquisitions	225	144	20	845	669	94
Add: Reconciling items on the share of equity method investments(8)	200	69	10	1,111	1,071	151
Add: Impairment of goodwill, long-lived asset, and investments	1,631	4,430	624	3,249	6,202	874
Add: Loss from fair value change of long-term investments	1,041	453	64	3,985	848	119
Reversal of: Gain on sale of development properties	(117)	(601)	(85)	(1,127)	(1,721)	(242)
(Reversal of) /Add: Net (gain)/loss on disposals/deemed disposals of investments and others	(27)	(71)	(10)	3,464	(126)	(18)
Add: Effects of business cooperation arrangements and non-compete agreements	100	113	16	463	446	63
Reversal of: Tax effects on non-GAAP adjustments	(239)	(255)	(36)	(538)	(173)	(24)

Non-GAAP net income attributable to the company’s ordinary shareholders	7,659	8,415	1,185	28,220	35,200	4,958

Total net revenues	295,446	306,077	43,110	1,046,236	1,084,662	152,771
Non-GAAP net margin attributable to the company’s ordinary shareholders	2.6%	2.7%	2.7%	2.7%	3.2%	3.2%

(8)	To exclude the GAAP to non-GAAP reconciling items on the share of equity method investments, and share of amortization of intangibles not on their books.